Mail Stop 3561

      April 12, 2006

Mr. David LaDuke, President
Sputnik, Inc.
650 Townsend Street, Suite 320
San Francisco, CA 94103

      Re:	Sputnik, Inc.
   Amendment No. 7 to Registration Statement on
   Form SB-2
      Filed March 29, 2006
		File No. 333-126158

Dear Mr. LaDuke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Back Cover Page of Prospectus

1. Please remove from the back cover page of the prospectus any information not required by Item 502 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
18

2. In the table, please include the home address of Kathy Giori for she does not appear to be an officer or director of the company.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page 40

3. We read your response to our previous comment 11 and your reference to the response to comment 9; however we do not see where you have addressed our comment. Your current disclosure indicates your expense for money back guarantees is included in bad debt expense. Although we understand from your previous response that your returns (i.e. money back guarantees) were insignificant, your policy (to record as bad debt expense) is not GAAP. Accordingly, you should revise to disclose a policy that is GAAP (for example, estimates for returns are recorded as a reduction in revenue pursuant to paragraph 7 of SFAS 48). If you elect to follow a policy that is not GAAP, revise to explicitly state as such, and provide a discussion as to why you believe your accounting treatment is more appropriate that GAAP.

Other

4. The reference to the report date of April 15, 2005 in the consent of the independent registered public accounting firm is inconsistent with the audit report date of January 25, 2006 included in the registration statement. Please revise.

Item 26. Recent Sales of Unregistered Securities

5. We note your response to our prior comment 13. Please note that under the federal securities laws, the issuance of 65,000 shares of the company`s common stock to consultants on December 16, 2005 in consideration for services would constitute the sale of securities.
Please explain the exemption you relied upon in conducting these private placements given that an issuer generally is not allowed to transact a private placement concurrent with a public offering, with very limited exceptions, See Black Box Inc. (June 26, 1990). Generally, the filing of a company`s registration statement constitutes a general solicitation of the company`s securities. We note the subsequent securities transactions by the company after the filing of the registration statement. Provide us with legal and factual basis underlying the exemption from registration claimed for the issuance of these securities. We may have further comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. Provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233 with any other questions.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Michael Williams
	Fax (813) 832-5284

David LaDuke
Sputnik, Inc.
April 12, 2006
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